September 20, 2024

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michelle Miller
Mark Brunhofer

Re:	Futu Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed April 24, 2024
File No. 001-38820

Dear Ms. Miller and Mr. Brunhofer:

We, Futu Holdings Limited (the “Company”), are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 22, 2024 (the “Comment Letter”), relating to the above-captioned Form 20-F (the “2023 Form 20-F”). All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

For the Staff’s convenience, the comments in the Comment Letter are reproduced and repeated below in bold, with the Company’s response set forth in regular font immediately thereafter. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 4. Information on the Company

B. Business Overview, page 84

1.	We note your use of and definition that “paying clients” are “clients with assets in their trading accounts with you”. With a view towards enhancing your disclosures in future filings, tell us how client account assets always result in payments to you. Excluding products and services disclosed on pages 89 through 94 that appear to have separate and distinct performance obligations aside from the existence of account assets, it is unclear how clients with assets would always be paying clients.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the term from the “paying clients” to the “funded accounts” in its future Form 20-F filings.

Futu Holdings Limited 34/F, United Centre, 95 Queensway, Admiralty, Hong Kong S.A.R., People’s Republic of China
t: +852 2523 3588 futuholdings.com

U.S. Securities and Exchange Commission

Item 5. Operating and Financial Review and Prospects

Key Components of Results of Operations

Revenues

Brokerage commission and handling charge income, page 175

2.	We note your disclosures on pages 82 through 89, and 175, including that you generate commissions and execution fees on securities brokerage by trading equities and equity-linked derivatives, the various securities dealer licenses you hold, and that you provide trade execution services for stocks, ETFs, warrants, options and futures, across different markets. Considering also your growth, both organically and by acquisition, for the periods presented, represent to us that in future filings you will disclose the following:

•	Disaggregate total brokerage commissions and handling charge income by product, i.e. equities, equity-linked derivatives by type and provide explanations for period over period changes;

•	Disaggregate total brokerage commissions and handling charge income by geography and provide explanations for period over period changes; and

•	Disaggregate total trading volume by product and provide explanations for period over period changes.

Refer to Item 303(b)(2) of Regulation S-K. Otherwise, tell us why these disclosures are not warranted.

In response to the Staff’s comment on the disaggregation of total brokerage commissions and handling charge income by product and geography, the Company proposes to revise the disclosure in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations — Revenues” in its future Form 20-F filings as follows (with changes marked in italics, additions underlined and the relevant disclosures to be updated as necessary):

“Brokerage commission and handling charge income

Brokerage commission income primarily consists of commissions and execution fees from our clients for whom we act as executing and clearing brokers. We generate commissions and execution fees on securities brokerage by trading equities and equity-linked derivatives on behalf of our clients. Handling charge income primarily consists of fees from clearing and settlement services as well as subscription and dividend collection handling services.

U.S. Securities and Exchange Commission

The table below sets forth the brokerage commissions and handling charge income by product and geography during the period presented:

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Major types of products
Securities and options brokerage(1)	3,688,149	3,619,045	3,618,681
Futures brokerage(2)	130,775	329,218	295,547
IPO brokerage(3)	75,571	21,123	12,364
Others(4)	18,532	38,256	18,187
Total	3,913,027	4,007,642	3,944,779

Geographic location(5)
Hong Kong(6)	3,804,194	3,514,765	3,197,605
Others(7)	108,833	492,877	747,174
	3,913,027	4,007,642	3,944,779

(1)	The brokerage commissions and handling charge income from securities and options brokerage declined by 1.9% from HK$3,688.1 million in 2021 to HK$3,619.0 million in 2022, and further to HK$3,618.7 million in 2023, which was mainly due to lower trading volume, largely offset by the higher blended commission rates. Total trading volume for securities and options decreased from HK$6.13 trillion in 2021 to HK$4.85 trillion in 2022, and further to HK$4.23 trillion in 2023, primarily due to weak market sentiments. The blended commission rate increased from 6.4bps in 2021 to 8.3 bps in 2022, and further to 9.3 bps in 2023.

(2)	The brokerage commissions and handling charge income from futures brokerage increased from HK$130.8 million in 2021 to HK$329.2 million in 2022, and declined to HK$295.5 million in 2023, which was generally in line with the fluctuation of the number of contracts traded for futures brokerage. The number of contracts traded for futures brokerage increased from 9.3 million in 2021 to 20.7 million in 2022, and decreased to 19.1 million in 2023.

(3)	The brokerage commissions and handling charge income from IPO brokerage declined from HK$75.6million in 2021 to HK$21.1 million in 2022, and further to HK$12.4 million in 2023, which was primarily due to a downturn in the IPO market and a decrease in the overall number of IPO transactions in the U.S. and Hong Kong markets.

(4)	Others include (i) handling fees, such as dividend collection fees, equity interest collection fees, corporate action handling fees, (ii) bond brokerage commission, and (iii) service fees, such as ESOP handling charges.

(5)	Based on the place of incorporation of the subsidiaries in which the revenues are recorded.

(6)	The brokerage commissions and handling charge income in Hong Kong declined by 7.6% from HK$3,804.2 million in 2021 to HK$3,514.8 million in 2022, and further declined by 9.0% to HK$3,197.6 million in 2023, which was mainly due to lower trading volume in line with the weak market sentiments.

(7)	The brokerage commissions and handling charge income in other geographic locations increased from HK$108.8 million in 2021 to HK$492.9 million in 2022, and further to HK$747.2 million in 2023, which was mainly related to increased number of funded accounts in our new markets, driven by our growing market share and the enrichment of our product and service offerings in these markets.”

In addition, in response to the Staff’s comment on the disaggregation of total trading volume by product, the Company proposes to revise the disclosure in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations” in its future Form 20-F filings as follows (with changes marked in italics, deletions as strike-through, additions underlined and the relevant disclosures to be updated as necessary). The Company respectfully advises the Staff that the concept of trading volume does not apply to its IPO brokerage and other products. Revenue from IPO brokerage is derived from IPO subscription services, which are charged based on a fixed fee rather than trading volume. Similarly, revenue from others, such as dividend collection fees, corporate action handling fees, and ESOP handling charges, is also independent of trading volume.

U.S. Securities and Exchange Commission

“Trading activities of our client and commission rate

Growth in the trading volume on our platform is the key driver of our revenue growth, which is in turn driven by total client asset balance and turnover of trading volume over client assets. The change of the trading volume was primarily driven by market sentiment and our total client asset balance, the latter of which significantly impacted our brokerage commission and handling charge income and interest income during the past few years. Our total client asset balance is affected by a number of factors, including, primarily, the number of our ~~paying clients~~ funded accounts and to a lesser extent, the level of per capita disposable income as well as the engagement and loyalty of our clients. The trading volume on our platform declined year-over-year in 2023 compared to 2022, primarily due to weak performance of global capital market and declining investor sentiment. We plan to continue to grow our business organically by attracting new clients, retaining existing clients and increasing our total client asset balance, and to introduce new products and services on our platform and provide high-quality, reliable and convenient online brokerage and ancillary services to investors at low costs.

The table below sets forth the trading volume by product during the period presented:

	Year ended December 31,
	2021	2022	2023

Trading volume
Securities and options brokerage (HK$ in trillion)(1)	6.13	4.85	4.23
Futures brokerage (number of contracts in million)(2)	9.3	20.7	19.1

(1)	Total trading volume for securities and options decreased from HK$6.13 trillion in 2021 to HK$4.85 trillion in 2022, and further to HK$4.23 trillion in 2023, primarily due to weak market sentiments.

(2)	The number of contracts traded for futures brokerage increased from 9.3 million in 2021 to 20.7 million in 2022, and decreased to 19.1 million in 2023. The increase in the number of contracts traded for futures in 2022 was generally in line with the expansion of our futures trading services and the increasing need of our clients to use such services. The decrease in the number of contracts traded for futures in 2023 was in line with futures market sentiments”

In addition to trading volume, our brokerage commission and handling charge income is also affected by the commission rate we charge. The brokerage commissions and handling charge income from securities and options brokerage declined by 1.9% from HK$3,688.1 million in 2021 to HK$3,619.0 million in 2022, and further to HK$3,618.7 million in 2023, mainly due to lower trading volume that was largely offset by the higher blended commission rates. The blended commission rate increased from 6.4bps in 2021 to 8.3 bps in 2022, and further to 9.3 bps in 2023. During the past three years, we offered competitive commission rates to drive our growth and profitability.”

U.S. Securities and Exchange Commission

Interest Income, page 175

3.	We note that interest income was 55% of total revenue in 2023, increasing from 42% in 2022 and 35% in 2021. We also note that while bank deposits and securities lending were the main drivers of the increase in interest income, margin financing was 18% of total revenues in 2023, 21% in 2022 and 24% in 2021. Considering the significance of interest income to total revenues, as well as the change in drivers of total interest income for the periods presented, please represent to us that you will enhance your disclosures in future filings to provide a yield analysis that addresses the following:

•	Disaggregates interest income, based on the underlying interest earning assets, i.e. bank deposit, margin financing, securities lending, etc. as presented in Note 19 to your financial statements on page F-47;

•	Presents for each category of interest earning assets and in the aggregate, the average asset balance outstanding for the periods presented and the annualized yield based on the related average interest earning balance;

•	Separately indicates the basis used to calculate the average asset balances; and

•	Discusses the drivers resulting in changes in yields for each category of interest earning assets period over period.

Refer to Item 303(b)(2) of Regulation S-K. Otherwise, tell us why these would not provide meaningful information to investors.

In response to the Staff's comment, the Company proposes to revise the disclosure in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Components of Results of Operations — Revenues” in its future Form 20-F filings as follows (with changes marked in italics, additions underlined and the relevant disclosures to be updated as necessary) to include the average asset balance outstanding and the annualized yield of the major interest earning assets, including bank deposits and margin financing, for the relevant period as follows:

“Interest income

We earn interest income primarily from margin financing and securities lending services, IPO financing, stock-pledged loan, treasury bills and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive income. Interest income is recognized as it is accrued over time using the effective interest method.

U.S. Securities and Exchange Commission

The table below sets forth the interest income based on the underlying interest earning assets during the period presented:

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Interest income from:
Bank deposits	197,390	986,387	2,482,866
Margin financing	1,720,473	1,588,569	1,754,056
Securities lending	397,505	499,745	1,053,294
Stock-pledged loans	1,872	135,733	170,566
Treasury bills	—	—	68,556
IPO and other financing	200,958	3,893	7,084
Total	2,518,198	3,214,327	5,536,422

The table below sets forth the average asset balance outstanding and the annualized yield of our major interest earning assets during the period presented:

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Average interest-earning asset balance(1)
Bank deposits	62,814,766	61,980,140	55,260,272
Margin financing	29,190,981	25,728,035	29,313,160

Annualized yields(2)
Bank deposits(3)	0.3%	1.6%	4.5%
Margin financing(4)	5.9%	6.2%	6.0%

(1)	Average interest-earning asset balance represents the simple average of month-end balances in a given period.

(2)	Annual yield is calculated by dividing revenue for the given period by the applicable average asset balance.

(3)	The increase in annualized yields of bank deposits was mainly attributable to the growing market interest rates amid rates hikes.

(4)	The annualized yields of margin financing remained relatively stable as a result of our fixed pricing structure for margin financing services.”

The Company respectfully advises the Staff that, for securities lending business, the interest income is calculated based on the market value of securities borrowed by clients, the duration of the borrowing and the interest rate. Securities borrowed transactions require the Group to provide counterparties with collateral, while with respect to securities loaned, the Group receives collateral. The cash collateral is generally in excess of the fair value of the securities borrowed and loaned, and the Group monitors collateral level on a daily basis in compliance with regulatory and internal guidelines. Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Note 17 to the Company’s consolidated financial statements included in the 2023 Form 20-F discloses the amounts of market value of securities borrowed and loaned and cash collateral received and deposited as of December 31, 2022 and 2023, which the Company believes has presented a clear picture of the interest earning assets in connection with securities lending. Given that the interest income earned on lending security is affected by, among other things, the market value of such security, and may fluctuate based on supply and demand for such security, the Company believes that presenting the average asset balance outstanding for the periods presented and the annualized yield based on such average balance would not provide investors with helpful insight in understanding the nature of the securities lending business. The Company believes its current practice to track the securities borrowed and loaned at the end of periods presented is in line with the common practice adopted by its industry peers.

U.S. Securities and Exchange Commission

Also, the interest income from stock-pledged loans, treasury bills, as well as IPO and other financing collectively contributed less than 5% of the Group’s total interest income and less than 3% of the Group’s total revenues from 2021 through 2023. For the sake of materiality as well as preserving confidentiality and competitiveness, the Company will consider disclosing these metrics if and only if the Company believes such information is material to investors and would help investors to gain a better understanding of the Company’s performance as compared with its peers.

Results of Operations

Revenues

Brokerage commission and handling charge income, page 180

4.	You identify trading volume and blended commission rate as the main factors driving brokerage commission and handling charge income despite the decline in trading volume from HK$4.9 trillion in 2022 to HK$4.2 trillion in 2023 and an increase of 1 bps. In an effort to inform investors to the dynamics and sensitivity of your earnings from users, clients and market factors, please represent to us that in future filing filings you will present the table of growth of your platform in terms of users, clients and client assets for the periods presented, as disclosed on page 99, in addition to the discussion of trading volume and blended commission rate for the periods presented. Refer to Item 303(b)(2) of Regulation S-K. Otherwise, tell us why this disclosure would not be meaningful to investors.

In response to the Staff's comment, the Company proposes to revise the disclosure in “Item 5. Operating and Financial Review and Prospects — A. Operating Results” in its future Form 20-F filings as follows (with changes marked in italics, additions underlined and the relevant disclosures to be updated as necessary). The Company respectfully advises the Staff that the metric of users (i.e., user accounts registered with the applications or websites of the Group) and clients (i.e., users with one or more trading accounts with the Group) do not directly contribute to the brokerage commission and handling charge income, as they do not necessarily reflect the amount of funds deposited in the funded accounts with the Group. The Company has presented the growth of its platform in terms of funded accounts, total client asset balance, and average funded account asset balance as follows.

“Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Total revenues were HK$10,008.4 million (US$1,281.3 million) in 2023, an increase of 31.4% from HK$7,614.0 million in 2022.

U.S. Securities and Exchange Commission

Brokerage commission and handling charge income. Brokerage commission and handling charge income was HK$3,944.8 million (US$505.0 million) in 2023, a decrease of 1.6% from HK$4,007.6 million in 2022. The decrease was mainly due to lower trading volume, largely offset by higher blended commission rate. The blended commission rate increased from 8.3 bps in 2022 to 9.3 bps in 2023. The decrease in our trading volume from HK$4.9 trillion in 2022 to HK$4.2 trillion (US$0.5 trillion) in 2023 was primarily due to weak market sentiments.

The table below sets forth the growth of our platform in terms of funded accounts, total client asset balance, and average funded account asset balance during the period presented:

	As of December 31,
	2022	2023
Funded accounts	1,486,980	1,710,106
Total client asset balance (HK$ billion)	417.5	485.6
Average funded account asset balance (HK$)	280,751	283,934

”

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-25

5.	With a view toward enhancing your revenue recognition policy in future filing, please address the following:

•	Tell us your performance obligations, how you satisfy them, including if you act as a principal or agent in the transaction, and the parties to the respective transactions;

•	If you act as a principal in transactions, tell us the financial statement impact of unsettled transactions;

•	Clarify how the timing of satisfaction of your performance obligation(s) relate to the timing of payment and the affect to your financial statement accounts; and

•	Explain whether commissions can be variable and if you provide volume tiered discounts and if so, how you account for this variability.

U.S. Securities and Exchange Commission

Refer to ASC 606-10-50.

In response to the Staff’s comment, the Company plans to elaborate on (i) how the Group satisfies the performance obligations, (ii) the financial statement impact of unsettled transactions, and (iii) how the timing of satisfaction of the performance obligations relate to the timing of payment and the impact on the financial statement accounts. The Company proposes to replace the disclosure in the “Notes to Consolidated Financial Statements — 2. Significant Accounting Policies — Revenue Recognition” in its future Form 20-F filings with the following:

“Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Group satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Group determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Group’s progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Group expects to receive in exchange for those promised services (i.e., the “transaction price”). In determining the transaction price, the Group considers multiple factors, including the effects of variable consideration, if any.

For considerations received in advance, contract liabilities arise when customers remit contractual cash payments in advance of the Group satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized either when a milestone is met triggering the contractual right to bill the customer or when the performance obligation is satisfied.

Nature of Services

The Group’s main sources of revenues from contracts with customers are as follows:

1) Brokerage commission and handling charge income are mainly charged to customers for order execution services and trade clearing and settlement services. These services represent a single performance obligation as the services are not separately identifiable in the context of the contract. Our customers are mainly individual investors. The Group recognizes revenue at a point in time at the execution of the order (namely, trade-date basis) on a gross basis as the Group is determined to be the primary obligor in fulfilling the trade order initiated by the customer. Brokerage commission and handling charge income are generally collected from customers on trade date by debiting their brokerage accounts with the Group. For unsettled transactions on the balance sheets day, related revenue and cost on trade date would be accrued and unsettled balances on receivables and payables would be recognized accordingly.

2) Interest income is primarily in connection with business such as margin financing, securities lending services, IPO financing, stock-pledged loan, treasury bills and deposits with banks, which are recorded on an accrual basis and are included in interest income in the consolidated statements of comprehensive income. Interest income is recognized as it is accrued over time using the effective interest method.

3) Other income is primarily in connection with business such as currency exchange service, underwriting service, IPO subscription service, market data service, enterprise public relations service and funds distribution service, etc.

U.S. Securities and Exchange Commission

i) Currency exchange service income is charged to individual customers for providing currency exchange service. ii) Underwriting fee income are generated from investment banking business primarily by providing equity sub-underwriting to corporate issuers. iii) IPO subscription service charge income is generated from provision of new share subscription services to individual customers in relation to IPOs in the capital markets. iv) Income from market data service is charged to individual customers for market data service. v) Enterprise public relations service charge income is charged to corporate clients by providing platform to post their detailed stock information and latest news in Futubull app. vi) Funds distribution service income is charged to fund management companies for providing fund products distribution service.

Among these, income from market data service, enterprise public relations service charge income and fund distribution service income are recognized over time. In the case of fund distribution service income, which is based on the underlying fund’s asset value and/or redemption, such service income is recognized over time as the investors remain in the fund or upon investors redemption. The rest of other income is recognized at a point in time when the services are rendered to customers.”

In response to the Staff’s comment that whether commissions can be variable and if the Group provides volume tiered discounts and if so, how the Group accounts for this variability, the Company respectfully advises the Staff that certain type of the brokerage commissions (for example, the tiered platform fees) can be variable, based on the accumulated number of orders or shares that customers executed in each month. According to the fee schedule as agreed with customers, the Group provides volume discounts according to different accumulated monthly orders or shares achieved by customers.

As to the accounting treatment, under ASC 606-10-32-5, if the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer. For the Group’s situation, the accumulated monthly orders would be reset to zero on the first day of each calendar month. As such, the variability of tiered platform fee to be estimated in each month would be trued-up at each month end, based on the actual accumulated monthly orders and no variability relating to the consideration would be brought forward to next calendar month. In light of the foregoing, such variability would not constitute estimation of the amount of consideration to which the Group would be entitled in exchange for transferring the promised services to customers. The Company considers additional disclosure on this aspect not meaningful to the readers of the Group’s consolidated financial statements, and therefore, the Company does not intend to disclose in detail. The Company respectfully advises the Staff that it will disclose that the Group takes into consideration variable considerations when determining the transaction price in the “Notes to Consolidated Financial Statements – 2. Significant Accounting Policies – Revenue Recognition” as detailed above in its future Form 20-F filings.

U.S. Securities and Exchange Commission

Note 18. Brokerage Commission and Handling Charge Income, page F-46

6.	You disclose on page 89 and elsewhere that your services allow customers to trade securities, such as stocks, ETFs, warrants, options and futures, across different markets. Please represent to us that you will enhance your disclosure in future filings to provide the following:

•	Disaggregation of revenue by the various securities indicates above, as required by ASC 606-10-50 paragraphs 5 through 7.

•	Revenues and long-lived assets by geographic areas, including the basis for attributing revenues to individual countries, as required by ASC 280-10-50-41.

In response to the Staff's comment, the Company proposes to add the disclosure of the disaggregation of revenue by various security types and geographic areas with respect to ASC 280-10-50-40 and ASC 280-10-50-41A in the “Notes to Consolidated Financial Statements — 18. Brokerage Commission and Handling Charge Income” in its future Form 20-F filings as follows with the relevant disclosures to be updated as necessary:

“Disaggregation of brokerage commission and handling charge income

The tables below present brokerage commission and handling charge income by major types of products and geographic location for the periods indicated.

	Year ended December 31,
	2021	2022	2023

	(HK$ in thousands)
Major types of products
Securities and options brokerage	3,688,149	3,619,045	3,618,681
Futures brokerage	130,775	329,218	295,547
IPO brokerage	75,571	21,123	12,364
Others	18,532	38,256	18,187
Total	3,913,027	4,007,642	3,944,779

Geographic location(1)
Hong Kong	3,804,194	3,514,765	3,197,605
Others	108,833	492,877	747,174
	3,913,027	4,007,642	3,944,779

(1)	Based on the location of the subsidiaries in which the revenues are recorded.”

For the information of long-lived asset by geographic areas, considering that the Group is with light asset structure, most of the Group’s long-lived assets, such as property, plant and equipment, intangible assets, and right-of-use assets, are located at the headquarters in Mainland China (i.e., the country of domicile). The amount of long-lived assets located outside Mainland China is considered to be immaterial to the Group. The Company reasonably believes that the additional disclosure of the Group’s long-lived asset by geographic areas would not be meaningful to the readers of the Group’s consolidated financial statements. Therefore, the Company does not intend to disclose such information, which aligns with the requirements as set out in ASC 280-10-50-41A.

* * * *

U.S. Securities and Exchange Commission

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai at (852) 3758-1210 or Jie Zhang at (852) 3758-1231.

Sincerely,

Futu Holdings Limited

/s/ Arthur Yu Chen
Arthur Yu Chen, Chief Financial Officer

cc:	Leaf Hua Li, Chairman of the Board of Directors and Chief Executive Officer, Futu Holdings Limited
Will H. Cai, Esq., Partner, Cooley LLP
Jie Zhang, Esq., Partner, Cooley LLP
Lily Gan, Partner, PricewaterhouseCoopers Zhong Tian LLP